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                             LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                             WWW.LEGALANDCOMPLIANCE.COM

                                                 DIRECT E-MAIL:
                                                 LANTHONY@LEGALANDCOMPLIANCE.COM



                                   May 4, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attn:  Michele M. Anderson, Legal Branch Chief

RE:      IELEMENT CORPORATION
FORM SB-2 FILED FEBRUARY 1, 2006
FILE NO. 333-131451

FORM 10-KSB FOR YEAR ENDED MARCH 31, 2005
FORM 10-QSB FOR THE QUARTERS ENDED JUNE 30,
         SEPTEMBER 30 AND DECEMBER 31, 2005
FILE NO. 0-29331


Dear Ms. Anderson:

We have electronically filed on behalf of IElement Corporation (the "Registrant") Amendment No. 1 to the above-referenced Registration Statement. In addition, and for your convenience, we are including a complete copy of the submission herewith for your review. The Amendment No. 1 is marked with [R] tags to show changes made from the previous filings. In addition, we have included a narrative response herein, where such supplements changes made within the SB-2 document. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated March 3, 2006.

Our responses below are numbered in accordance with Ms. Anderson's numbered comments:

         1. Amendment No. 1 inserts the heading entitled "Certain Relationships and Related Transactions" above the existing language set forth after the Section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT".

         2. Amendment No. 1 reflects the requested change.

         3. Amendment No. 1 reflects the requested change.

         4. Amendment No. 1 reflects the requested change.

         5. Amendment No. 1 reflects the requested change.

         6. By "facilities-based" we mean that we own our own network equipment including class 5 telephone switches and are able to route our own calls and provide our own local dial tone. "Facilities-based" is a commonly used term in the telecommunication business, were providers are classified as either "facilities-based" or "non facilities based". We are nationwide because we have hub facilities in Los Angeles, Dallas and Chicago, smaller spoke facilities in ten other cities and customers throughout the country. Although we removed the term "state-of-the-art" from Amendment No. 1, VoIP technology and services are generally known as state-of-the-art.




            330 CLEMATIS STREET, #217 WEST PALM BEACH, FLORIDA 33401
                      PHONE: 561-514-0936 FAX 561-514-0832
                   OFFICES IN WEST PALM BEACH AND MIAMI BEACH


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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
Page 2


         7. Amendment No. 1 includes a summary of the offering entitled "About this Offering" along with selected financial information.

Risk Factors
------------

Our responses below are numbered in accordance with Ms. Anderson's numbered comments as to the Risk Factors section of the SB-2 filed February 1, 2006. However, as a general note, the SB-2 filed February 1, 2006 contained only twenty six risk factors, accordingly where comments referred to risk factors not included in the SB-2 (for example, risk factor thirty one and risk factor twenty nine), the Registrant amended the Risk Factors which appeared to address the substance of the requested changes.

         8. Amendment No. 1 reflects the requested change.

         9. Amendment No. 1 reflects the requested change. Each of the risk factors addresses the particular potential risks which apply to I-Element. Although some of the risks discussed may also be risks faced by all companies, we feel that the risks are non-the-less relevant to IElement and non-the-less important to bring to the attention of potential investors who may purchase shares of our stock from the Selling Stockholders. Risk factor nineteen has been removed.

         10. The information the webpage was out dated and has now been updated to accurately reflect I-Element's current financial condition.

         11. Amendment No. 1 reflects the requested change.

         12. Amendment No. 1 reflects the requested change.

         13. Amendment No. 1 reflects the requested change.

         14. Amendment No. 1 reflects the requested change.

         15. Amendment No. 1 reflects the requested change. In particular see risk factor number twenty four.

         16. Amendment No. 1 reflects the requested change.

         17. Amendment No. 1 reflects the requested change.

         18. Amendment No. 1 reflects the requested change.

         19. Amendment No. 1 reflects the requested change.

         20. Amendment No. 1 reflects the requested change.

         21. Amendment No. 1 reflects the requested change.

         22. Amendment No. 1 reflects the requested change. Amendment No. 1 reflects a change from the Company stated goal of positioning itself as a "leading regional added-value carrier" to a stated goal of positioning itself as a "profitable national added-value carrier". By "added-value" we mean that we intend to provide services that enhance the customer's ability to communication, in addition to basic internet access or telephone service. As explained under "Our Plan of Operation" in Amendment No. 1 "IElement's added value, managed service strategy includes the potential development of additional subscription model services such as Managed Microsoft Exchange(tm), prepaid and postpaid cellular services, email and network security, residential/ business based wireless, and Managed Blackberry(tm) services."

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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
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         23. Amendment No. 1 reflects the requested change.

         24. Amendment No. 1 reflects the requested change. In particular, discussion of costs associated with each goal and time lines have been added. The "next target markets" has been changed to "smaller as of yet unidentified cities in the Midwest region of the United States". The term "national backbone" has been changed to the more precise "current network including equipment or lines already owned or leased".

         25. Amended No. 1 reflects the requested change.

         26. Amendment No. 1 reflects the requested change.

         27. Amendment No. 1 reflects the requested change.

         28. Amendment No. 1 reflects the requested change, including correcting that most expenses have increased as opposed to decreased.

         29. Amendment No. 1 reflects the requested change.

         30. Amendment No. 1 reflects the requested change.

         31. Amendment No. 1 reflects the requested change.

         32. Amendment No. 1 reflects the requested change.

         33. Amendment No. 1 reflects the requested change.

         34. Amendment No. 1 reflects the requested change.

         35. Amendment No. 1 reflects the requested change.

         36. Amendment No. 1 reflects the requested change.

         37. Amendment No. 1 reflects the requested explanation. In particular, a "messaging security and management company" is a company that seeks to provide its customers with protection from spam, viruses, hackers and thieves that attack electronically and through e-mail.

         38. Amendment No. 1 reflects the requested change.

         39. Kramerica is simply a corporate entity used by Mr. Ivan Zweig to collect compensation for services rendered by Mr. Zweig and to own assets for Mr. Zweig, including common stock in I-Element. Mr. Zweig utilizes Kramerica for personal reasons including tax and estate planning. All services to IElement are performed by Mr. Zweig who is the Company's President and CEO as well as a member of the Board of Directors. Amendment No. 1 has been amended and clarified to reflect this.

         40. Amendment No. 1 reflects the requested change.

         41. Amendment No. 1 reflects the requested change.

         42. Amendment No. 1 reflects the requested change.

         43. Amendment No. 1 reflects the requested change.

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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
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         44. Amendment No. 1 reflects the requested change.

         45. Mr. Zweig will work full time. His other business interests require nominal time.

         46. The information the webpage was out dated and has now been updated to accurately reflect I-Element's management. As Mr. Ponnath is an independent contractor we did not include him in the discussion of management. However, Mr. Ponnath has been discussed in the risk factor relating to IElement's reliance on key individuals.

         47. Amendment No. 1 reflects the requested change.

         48. Clause 10 to the employment contract inadvertently stated "intentionally omitted" rather than "reserved for future use".

         49. Amendment No. 1 reflects the requested change. In particular footnote (2) was corrected to indicate that the listed amount includes common stock underlying warrants and vested options. Moreover, the amount includes any warrants or options which will vest within 60 days.

         50. Amendment No. 1 reflects the requested change.

         51. Amendment No. 1 reflects the requested change.

         52. Amendment No. 1 reflects the requested change.

         53. Amendment No. 1 reflects the requested change.

         54. Amendment No. 1 reflects the requested change.

         55. Vista Capital indicates it is not a broker dealer.

         56. Amendment No. 1 reflects the requested change.

         57. Inserted the following: "We and the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated under it, including without limitation, Regulation M. Regulation M restricts certain activities of the Selling Stockholder and may limit the timing of purchases and sales of any of the shares by the Selling Stockholder or any other person. Also, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of a distribution. All of these limitations may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to our shares."

         58. Amendment No. 1 reflects the requested change.

Financial Statements
--------------------

         The attached redlined Amendment No. 1 to the SB-2 includes both the redlined and clean versions of the amended financial statements to make your review of the amendments easier to read.

         59. Amendment No. 1 reflects the requested change in the footnotes. In particular, we have added a statement as to accounting for goodwill impairment at the bottom of Note 2. On March 31, 2005 and December 31, 2005 the Company determined that the goodwill on its balance sheet was not impaired. The goodwill was originally determined by the fact that the Company paid a premium over book value to ICCC in order to acquire ICCC's customer base. This customer base currently accounts for almost 95 percent of the Company's revenue stream. The

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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
Page 5


company believes that the goodwill acquired along with the physical assets of ICCC in March of 2003 is not impaired and has performed as expected. The Company tests goodwill impairment on at least a yearly basis and shall do so prior to completing its annual report on Form 10K-SB for the year end March 31, 2006. Moreover, the Company monitors for interim events which do or could have an impairment effect on goodwill.

         60. As discussed under Liquidity and Capital Resources of Amendment No. 1 and in the Form 8-K filed by the Company on March 31, 2006, the Company recently entered into Amended and Restated Convertible Secured Promissory Notes with twelve (12) note holders, including Mr. Zweig. Accordingly, there are no late payments or default under any promissory notes due to Mr. Zweig. As further response to your comment number 60, the Condensed Consolidated Balance Sheet classified $26,667 as current notes payable as this amount was due in the 12 month period subsequent to the balance sheet date and $93,333 as long term notes payable as this amount was due greater than one year after the balance sheet date.

         61. Amendment No. 1 contains a revised Statement of Operations. For the periods presented in the financial statements, the Company does not include depreciation and amortization in cost of sales. The Company reports depreciation and amortization as a separate line item under Operating Expenses on the Statement of Operations.

         62. Amendment No. 1 contains a revised Statement of Changes in Stockholders' Equity reflecting the stockholders equity of the accounting acquirer. The new Statement of Changes in Stockholders' Equity replaces former pages F-4, F-5, F-6 and F-7. Amendment No. 1 contains a revised updated Balance Sheet and Statement of Operations. The Balance Sheet replaces former page F-2 and the Statement of Operations replaces former page F-3.

         63. Amendment No. 1 contains a new Cash Flow Statement containing the requested changes. The new Cash Flow Statement replaces former pages F-8 and F-9.

         64. Amendment No. 1 reflects the requested change. The interest rates on the Notes issued to Kramerica is zero, the notes are non-interest bearing. On June 1, 2004, the Company converted a previous accounts payable balance owing to Kramerica into a promissory note in the amount of $50,000. The sum was due and owing for consulting services rendered by Mr. Zweig. In exchange for receiving a secured promissory note for the debt which was already due and owing, Mr. Zweig agreed that the Note would be interest free. On January 14, 2005 the Company issued a second note to Kramerica for $70,000 again to provide written acknowledgement and security for an amount already due and owing as a result of consulting services rendered by Mr. Zweig. Upon issuance of both Notes, a journal entry was made removing the sums from accounts payable to notes payable.

         65. Amendment No. 1 reflects the requested change.

         66. Amendment No. 1 reflects the requested change. In addition, the warrants and options referred to in this comment relate to warrants which were exercised by MailKey shareholders prior to the reverse merger with I-Element, Inc.

         67. Amendment No. 1 reflects the requested change.

         68. The zero interest notes payable were issued to the Company's officers, directors, related parties and family members. Notes not to related parties are short term in nature and a method to memorialize an existing debt. In addition, Notes to officers, directors and family members, were to memorialize funds lent to the Company to pay day to day operations.

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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
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         69. The notes which were converted to equity did not contain imbedded conversion features. On January 14, 2005 the Company entered into Security Purchase Agreements with certain note holders at which date the outstanding note balances were converted to common stock based on a value of $.05 per share, the closing price of the stock on January 14, 2005. Accordingly, the conversion on that date reflected the fair market value of the shares and there was no beneficial conversion feature associated with these notes. Moreover, on January 14, 2005, all note holders were given the opportunity to convert their notes to common stock. Those note holders that did not elect to convert entered into Amended and Restated Secured Note Agreements. Article 4, Section 4.8 of the January 14, 2005 amended notes states that the Holder "hereby waives any right to obtain shares of Company common stock in exchange for amounts owed under the Original Borrowing Agreement and/or this note." However, as discussed under Liquidity and Capital Resources of Amendment No. 1 and in the Form 8-K filed by the Company on March 31, 2006, the Company recently entered into Amended and Restated Convertible Secured Promissory Notes with twelve (12) note holders which Amended and Restated Convertible Secured Promissory Notes contain imbedded conversion features.

         70. Amendment No. 1 reflects the requested changes and has addressed the comments.

         71. Amendment No. 1 and in particular the revised Balance Sheet reflects the calculation of the Vista Capital warrants. The warrants issued to Vista Capital were accounted for considering Emerging Issues Task Force (EITF 00-19) titled "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." A Black-Scholes calculation was used to determine value. Vista Capital received 1,000,000 warrants on December 30, 2005 and value was calculated based on that date. The key factors used in the calculation were the warrant exercise price of $.10 per share, the closing price of the stock on December 30, 2005 of $.07 per share, the exercise expiration date of September 12, 2010 and a discount rate of 4%. The annualized volatility of the stock was calculated at 197.19% based on the closing price of the stock each week during the 2005 year. The value of the Vista Capital warrants in accordance with this calculation is $177,757, which is reflected as a break out of Additional Paid In Capital on the Balance Sheet. Regular Additional Paid In Capital was debited and a separate line item, Additional Paid In Capital-Warrants was credited for the $177,757. In the event that the warrants are exercised, this entry will be reversed.

         72. A copy of the form of warrant issued in connection with the private placement was attached to the SB-2 as Exhibit 10.2 and is likewise attached to Amendment No. 1 as Exhibit 10.2. In addition, a copy of the form of the Vista Capital warrant has been added to Amendment No. 1 as Exhibit 10.6. None of the warrants contain demand registration rights, any requirement that a registration statement become or remain effective, any requirements as to listing or quotation or liquidated damage provisions. The warrants do however contain a negative covenant registration rights provision in that the Company is prohibited from filing a registration statement other than on Form 10, S-4 or S-8 without first or simultaneously filing a registration statement as to the warrant shares. The Company has reviewed issue EITF 00-19 in EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19 and does not believe that the provision contained in the warrants should be considered a derivative, combined freestanding instrument or as separate freestanding instruments.

         73. The Company has reviewed issue EITF 00-19 in EITF 05-4 THE EFFECT OF A LIQUIDATED DAMAGES CLAUSE ON A FREESTANDING FINANCIAL INSTRUMENT SUBJECT TO ISSUE NO. 00-19 and does not believe that the provision contained in the warrants should be considered a derivative, combined freestanding instrument or as separate freestanding instruments. In addition, in relation to the Vista Capital warrants, upon review of the language in the in the warrants, the Company valued the Vista Capital warrants using a Black-Scholes calculation as

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Securities and Exchange Commission
Division of Corporation Finance
May 4, 2006
Page 7


further described in response to Comment 71 herein. Regarding the warrants issued to the subscribers in the private placement, the Company has determined that there is no current beneficial conversion feature and that no calculation or valuation was necessary as the exercise price of the warrant was $.10 and the market price of the Company's common stock during the period of issuance was between $.04 and $.07. In other words the warrants were "under water" and therefore had no intrinsic value.

         74. Amendment No. 1 reflects the requested changes.

         75. Amendment No. 1 reflects the requested change. All shares due and owing and booked as a liability in Note 4 to our financial statements have been issued.

         76. The Opinion Letter has been changed as requested.

         77. Amendment No. 1 reflects the requested changes.

         78. Amendment No. 1 reflects the requested changes.

         79. Amendment No. 1 reflects the requested changes.

         80. Amendment No. 1 reflects the requested change.

         81. An Amended Form 10-KSB for the year end March 31, 2005 and an amended form 10-QSB for each subsequent quarter reflecting the change requested, was filed on March 16, 2006.


We look forward to your comments on Amendment No. 1 and the foregoing responses.


Legal & Compliance, LLC




By: /s/ Laura Anthony
    ---------------------------
    Laura Anthony, Esq.